Filed Pursuant to Rule 433

Free Writing Prospectus

Registration Statement No. 333-271354

Pricing Term Sheet

NAVIENT CORPORATION

Pricing Term Sheet

Issuer:	Navient Corporation

Format:	SEC Registered

Trade Date:	October 31, 2023

Settlement Date:	November 3, 2023 (T+3)

Securities:	11.500% Senior Notes due 2031

Ratings*:	Ba3 / B+ / BB-

Maturity Date:	March 15, 2031

Interest Payment Dates:	March 15 and September 15 of each year, commencing on September 15, 2024 (long first coupon).

Interest Payment Record Dates:	March 1 and September 1 of each year, commencing on September 1, 2024.

Principal Amount:	$500,000,000

Price to Public:	99.810%

Net Proceeds to Issuer (Before Deducting Issuance Expenses and Fees):	$499,050,000

Benchmark Treasury:	UST 4.875% due October 31, 2030

Benchmark Treasury Price / Yield:	99-30+ / 4.886%

Spread to Benchmark Treasury	T+ 661.4 basis points

Yield to Maturity:	11.500%

Coupon:	11.500%

Use of Proceeds:	We intend to use the net proceeds from this offering for general corporate purposes, including debt repurchases which could include redemptions, open market debt repurchases or tender offers.

Change of Control Offer to Purchase:	If a Change of Control Triggering Event occurs, unless we have exercised our right, if any, to redeem the notes in full, we will offer to repurchase any and all of each holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest, if any, thereon, to, but not including, the date of repurchase.

Optional Redemption:	At any time on or after March 15, 2027, we may redeem on any one or more occasions all or a part of the notes upon no less than 10 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to, but excluding, the applicable redemption date (subject to the right of holders of the notes on the relevant record date to receive interest due on the relevant interest payment date occurring on or prior to the redemption date), if redeemed during the twelve-month period beginning on March 15 of each of the years indicated below:

Year	Percentage
2027	105.750%
2028	102.875%
2029 and thereafter	100.000%

Prior to March 15, 2027, we may redeem on any one or more occasions all or a part of the notes upon giving not less than 10 nor more than 60 days’ prior written notice, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of (x) the redemption price of the note at March 15, 2027 and (y) all required interest payments due on the note through March 15, 2027, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and

(2)   100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

For purposes of determining the optional redemption price, the following definitions are applicable:

“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) – H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”).

In determining the Treasury Rate, we shall select, as applicable:

(1)   the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to March 15, 2027 (the “Remaining Life”); or

(2)   if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to March 15, 2027 on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or

(3)   if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life.

CUSIP / ISIN:	63938CAP3 / US63938CAP32

Denominations:	$2,000, and in integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	BofA Securities, Inc. Barclays Capital Inc. J.P. Morgan Securities LLC RBC Capital Markets, LLC

*A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision at any time.

Obligations of Navient Corporation and any subsidiary of Navient Corporation are not guaranteed by the full faith and credit of the United States of America. Neither Navient Corporation nor any subsidiary of Navient Corporation is a government-sponsored enterprise or an instrumentality of the United States of America.

Navient Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Issuer toll free at 1-800-321-7179, BofA Securities, Inc. toll free at 1-800-294-1322, Barclays Capital Inc. toll free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533 or RBC Capital Markets, LLC at 1-866-375-8629.

This pricing term sheet supplements the Prospectus Supplement dated October 31, 2023 issued by Navient Corporation relating to its Prospectus dated April 20, 2023.